KIRKLAND LAKE GOLD REPORTS RECORD QUARTERLY PRODUCTION IN Q3 2019, COMPANY’S CASH POSITION REACHES $615 MILLION

Toronto, Ontario - October 9, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced record production for the third quarter of 2019 (“Q3 2019”) of 248,400 ounces and for the first nine months of 2019 (“YTD 2019”) of 694,873 ounces. Production in Q3 2019 was driven by record quarterly production at Fosterville totaling 158,327 ounces, bringing YTD 2019 production at the mine to 427,472 ounces. Production at Fosterville is expected to increase from Q3 2019 levels in the final quarter of the year, with the mine on track to achieve its full-year 2019 guidance of 570,000 - 610,000 ounces. Production at Macassa in Q3 2019 totaled 62,945 ounces, with YTD 2019 production totaling 184,918 ounces. Macassa ended Q3 2019 well positioned to achieve its full-year 2019 guidance of 240,000 - 250,000 ounces. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

The Company’s cash position increased $146 million or 31% during Q3 2019, with total cash and equivalents at September 30, 2019 totaling $615 million. For YTD 2019, cash and equivalents increased $283 million or 85% from $332 million at December 31, 2018.

Highlights of Q3 2019 and YTD 2019 production results:

•
Record consolidated production of 248,400 ounces in Q3 2019, 38% increase from 180,155 ounces in third quarter of 2018 (“Q3 2018”) and 16% higher than 214,593 ounces the previous quarter (“Q2 2019”) (YTD 2019 consolidated production of 694,873 ounces, 41% increase from 492,484 ounces for first nine months of 2018 (“YTD 2018”))

•	Gold poured in Q3 2019 of 252,984 ounces, with consolidated gold sales totaling 256,276 ounces (YTD 2019 gold poured of 697,977 ounces, with total gold sales of 701,296 ounces)

•
Record quarterly production at Fosterville totaling 158,327 ounces, an increase of 75% from 90,618 ounces in Q3 2018 and 13% higher than 140,701 ounces in Q2 2019 (YTD 2019 production of 427,472 ounces, an 84% increase from 231,923 ounces in YTD 2018)

•
Production at Macassa in Q3 2019 totaling 62,945 ounces, 13% higher than 55,582 ounces in Q3 2018 and 28% increase from 49,196 ounces the previous quarter (YTD 2019 production of 184,918 ounces, 9% higher than 170,190 ounces in YTD 2018)

•	Production at Holt Complex of 27,128 ounces versus 33,955 ounces in Q3 2018 and 24,696 ounces in Q2 2019 (YTD 2019 production of 82,483 ounces compared to 90,371 ounces for YTD 2018).

Other key developments during Q3 2019, include:

•	Exploration success at Macassa

◦
Underground drilling intersected high-grade gold mineralization close to 300 metres to the west and 200 metres to the east of South Mine Complex (“SMC”), encouraging drilling results reported within new high-grade zone along the Amalgamated Break.

•	Continued focus on shareholder returns

◦
Q2 2019 quarterly dividend of $0.04/share paid on July 12, 2019 to shareholders of record on June 28, 2019 (representing first quarterly dividend paid in US dollars); with Q3 2019 quarterly dividend of $0.04/share to be paid on October 11, 2019 to shareholders of record on September 30, 2019

◦	Common share price increased 67% in YTD 2019 on the TSX, closing on Monday, September 30, 2019 at C$59.35 per share ($44.80 per share on the NYSE; $69.38 per share on the ASX).

Subsequent to end of Q3 2019

•	Test processing commences in Northern Territory

◦
Test processing of Lantern Deposit mineralization commenced at the Union Reefs mill in early October as part of advanced exploration program to evaluate a potential resumption of operations in the Northern Territory of Australia.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Record production in Q3 2019 resulted from strong results at our two high-grade mines, Fosterville and Macassa. At Fosterville, production continued to ramp up in the Swan Zone, with both higher tonnage and improved grades being achieved compared to Q2 2019. Production at Fosterville has increased every quarter so far in 2019 and we expect this trend to continue, with the final quarter of 2019 targeted to be our strongest of the year. Turning to Macassa, tonnes processed increased substantially in Q3 2019 compared to the previous quarter. We also continued to achieve solid grade performance in stopes on the 5600, 5700 and 5800 levels of the South Mine Complex (“SMC”). The strong results at Fosterville and Macassa, combined with the impact of higher gold prices, drove a substantial build up in our cash position during Q3 2019, with cash and equivalents increasing over 30% during the quarter to $615 million at September 30, 2019.”

Q3 and YTD 2019 Production Results1

	Q3 2019	Q3 2018	Q2 2019	YTD 2019	YTD 2018
Fosterville
Ore Milled (tonnes)	119,412	113,101	111,280	370,876	358,112
Grade (g/t Au)	41.8	25.6	39.9	36.4	20.9
Recovery (%)	98.6	97.5	98.7	98.6	96.6
Gold Production (ozs)	158,327	90,618	140,701	427,472	231,923
Macassa
Ore Milled (tonnes)	85,834	92,503	72,681	236,505	268,945
Grade (g/t Au)	23.3	19.2	21.5	24.8	20.2
Recovery (%)	97.8	97.3	97.9	98.0	97.5
Gold Production (ozs)	62,945	55,582	49,196	184,918	170,190
Holt Complex[2]
Ore Milled (tonnes)	214,542	229,996	185,398	600,726	632,083
Grade (g/t Au)	4.2	4.9	4.4	4.5	4.7
Recovery (%)	94.2	94.7	95.0	95.0	94.7
Gold Production (ozs)	27,128	33,955	24,696	82,483	90,371
Total Consolidated Production (ozs)	248,400	180,155	214,593	694,873	492,484
Total Consolidated Gold Sales (ozs)	256,276	184,517	212,091	701,296	496,585

1)	Numbers may not add due to rounding

2)
The Holt Complex includes the Holt Mine, Taylor Mine and Holloway Mine, which all feed the Holt Mill. On February 21, 2019, the Company announced plans to resume operations at Holloway following completion of a revised and updated royalty agreement. Production from Holloway is included in the Company’s commercial production effective that date.

Performance Against Full-Year 2019 Production Guidance

	Macassa	Holt Complex	Fosterville	Consolidated
2019 Guidance (,000 ozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
YTD 2019 Production (ozs)	184,918	82,483	427,472	694,873

YTD 2019 production totaled 694,873 ounces, an increase of 41% from 492,484 ounces in YTD 2018. The main contributor to the strong growth compared to YTD 2018 was record production at Fosterville, mainly due to a significant improvement in the average grade reflecting the ramp up of production from the high-grade Swan Zone. Production from Fosterville is expected to increase during the fourth quarter of 2019 compared to Q3 2019, with the mine remaining on track to achieve its full-year 2019 guidance of 570,000 - 610,000 ounces. Macassa produced 184,918 ounces for YTD 2019 and ended the third quarter well positioned to achieve its full-year 2019 production guidance of 240,000 - 250,000 ounces. The Holt Complex produced 82,483 ounces in the first nine months of 2019, below expected levels, reflecting both lower than planned throughput levels and average grades. The Company is currently reviewing future plans for the Holt Complex operations. On a consolidated basis, the Company continues to target 950,000 - 1,000,000 ounces of production for full-year 2019.

Review of Operating Mines
Fosterville
The Fosterville Mine produced 158,327 ounces, an increase of 75% from 90,618 ounces in Q3 2018 and 13% higher than 140,701 ounces in Q2 2019. Production in Q3 2019 resulted from processing 119,412 tonnes at an average grade of 41.8 g/t with average mill recoveries of 98.6%. The growth in production from both prior periods reflected higher average grades and an increase in total tonnes processed. The average grade increased 63% compared to the average grade of 25.6 g/t in Q3 2018, with the significant improvement resulting from the ramping up of production in the high-grade Swan Zone over the last year. During Q3 2018, the first Swan Zone stope was produced, contributing approximately 7,500 ounces to that quarter’s production. By comparison, during Q3 2019 11 Swan Zone stopes were produced, which contributed approximately 59% of total tonnes processed and 94% of total ounces produced for the quarter. The increase in average grade from 39.9 g/t the previous quarter reflected mine sequencing, with higher average grades from Swan Zone stopes mined during Q3 2019.

Production at Fosterville for YTD 2019 totaled 427,472 ounces, an 84% increase from 231,923 ounces for YTD 2018. YTD 2019 production resulted from processing 370,876 tonnes at an average grade of 36.4 g/t and average recoveries of 98.6%. The increase from YTD 2018 was mainly due to a 74% improvement in the average grade, largely reflecting the ramp up of production from the Swan Zone since the end of Q3 2018. Mill throughput for YTD 2019 averaged 1,359 tonnes per day, in line with expected levels and higher than the 1,312 tonnes per day average achieved in YTD 2018.

Macassa
The Macassa Mine produced 62,945 ounces in Q3 2019, a 13% increase from 55,582 ounces in Q3 2018 and 28% higher than 49,196 ounces the previous quarter. Production in Q3 2019 resulted from processing 85,834 tonnes at an average grade of 23.3 g/t with average recoveries of 97.8%. The change in production from Q3 2018 reflected a higher average grade (19.2 g/t in Q3 2018) resulting from increased mining of high-grade stopes around the 5600, 5700 and 5800 levels of the SMC. The increase compared to the previous quarter reflected both an increase in the average grade and higher tonnes processed. Tonnes processed in Q3 2019 averaged 933 tonnes per day versus 799 tonnes per day in Q2 2019, when production levels were reduced by the impact of excessive water in the mine during the spring run-off, which limited the use of the lower loading pocket at the #3 shaft. Also contributing to increased tonnage in Q3 2019 was the addition of stopes on the 3400 Level to the production plan for the quarter.

Production at Macassa for YTD 2019 totaled 184,918 ounces, an increase of 9% from 170,190 ounces for the same period in 2018. The increase in production for YTD 2019 reflected a 23% improvement in the average grade, to 24.8 g/t from 20.2 g/t for YTD 2018. The impact of a higher average grade compared to YTD 2018 more than offset a reduction in tonnes milled in the first nine months of 2019 versus the same period a year earlier. Tonnes processed during YTD 2019 averaged 866 per day versus 985 per day for the same period in 2018.

Holt Complex
During Q3 2019, the Holt Complex produced 27,128 ounces based on processing 214,542 tonnes at an average grade of 4.2 g/t with average recoveries of 94.2%.

Production in Q3 2019 compared to production of 33,955 ounces in Q3 2018 when a total of 229,997 tonnes were processed at an average grade of 4.9 g/t with average recoveries of 94.7%. The change from Q3 2018 reflected lower production at both the Holt and Taylor mines. At Holt, lower production levels compared to Q3 2018 resulted from a reduction in both tonnes processed and average grades. Lower production at Taylor resulted from reduced tonnes processed, which more than offset the impact of higher average grades in Q3 2019. Production in Q3 2019 of 27,128 ounces compared to production of 24,696 ounces the previous quarter when a total of 185,398 tonnes were processed at an average grade of 4.4 g/t with average recoveries of 95.0%. The increase from Q2 2019 reflected higher production at Holloway as mining continued to ramp up following the resumption of operations in the first quarter of 2019. Production at Holloway in Q3 2019 totaled 3,792 ounces compared to 1,560 ounces the previous quarter. Production from the Holt and Taylor mines was largely unchanged quarter over quarter.

For YTD 2019, the Holt Complex produced 82,483 ounces from processing 600,726 tonnes at an average grade of 4.5 g/t with average recoveries of 95%. YTD 2019 production compared to 90,371 ounces for YTD 2018 when a total of 632,083 tonnes at an average grade of 4.7 g/t with average recoveries of 94.7%. The reduction versus YTD 2018 reflected lower tonnes processed and average grades at Holt mine and reduced tonnes processed at Taylor. The Holloway Mine produced 6,413 ounces in YTD 2019 compared to 47 ounces for the same period in 2018 (resulting from the processing of stockpiled material) when the mine was on care and maintenance.

Northern Territory
Test processing of mineralization from the Lantern Deposit at the Cosmo mine commenced in early October 2019. The processing of Lantern mineralization is being undertaken as part of an advanced exploration program aimed at evaluating a potential resumption of operations in the Northern Territory of Australia. The Company’s advanced exploration activities are focused on drilling and development at the Cosmo Mine to evaluate both the Lantern and Cosmo deposits, as well as the drilling of a number of targets at Union Reefs, the location of the Company’s milling facility, and at Pine Creek.

Qualified Person
Natasha Vaz, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made.

Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes to production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating or technical difficulties); fluctuation in gold price; changes in foreign exchange rates (particularly the Canadian dollar, Australia dollar and U.S. dollar); disruptions affecting operations; the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws and regulations (including tax legislation); and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2018 and for the period ended June 30, 2019, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Forward looking statements include information as to plans, strategy and future operational and financial performance, project timeline, expected production rates, the use of stockpile inventory, expected recoveries and other statements that express management’s expectations or estimates on future production and full-year guidance. While such statements are considered reasonable by the Company at the time of making such statements, should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com